ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

March 13, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated March 13, 2003

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

B. O'Neill

PER: BARBARA O'NEILL
SECRETARY

Enclosures

dlw 4/7

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Completes Convertible Debenture Financing

Calgary AB – March 13, 2003 — Aloak Corp. ("Aloak") is pleased to announce that it has closed a previously announced non-brokered private placement in the form of a Convertible Debenture (the "Debenture"). Aloak has raised $213,500, to be used for working capital purposes, from investors resident in Alberta and Ontario.
The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due on March 13, 2008.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one Common Share and one Share Purchase Warrant). At any time from the date of issue of the Debenture, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on March 13, 2005.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK™

NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Steven Groves, VP – Major Accounts
Voice: 877-525-6252 Ext. 300
Email: steve.groves@aloak.ca

FILE No.
82-4221

ALOAK™ NewsRelease

Internet Solutions for Small Business

Aloak Completes Convertible Debenture Financing

Calgary AB - March 13, 2003 — Aloak Corp. ("Aloak") is pleased to announce that it has closed a previously announced non-brokered private placement in the form of a Convertible Debenture (the "Debenture"). Aloak has raised $213,500, to be used for working capital purposes, from investors resident in Alberta and Ontario.
The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due on March 13, 2008.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one Common Share and one Share Purchase Warrant). At any time from the date of issue of the Debenture, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on March 13, 2005.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK™

NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Steven Groves, VP – Major Accounts
Voice: 877-525-6252 Ext. 300
Email: steve.groves@aloak.ca

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Completes Convertible Debenture Financing

Calgary AB - March 13, 2003 — Aloak Corp. ("Aloak") is pleased to announce that it has closed a previously announced non-brokered private placement in the form of a Convertible Debenture (the "Debenture"). Aloak has raised $213,500, to be used for working capital purposes, from investors resident in Alberta and Ontario.
The Debentures shall bear a rate of interest equal to eleven percent (11%), are secured by the assets of the company and are due on March 13, 2008.

At any time from the date of issue, holders of the Debentures shall have the option to convert some or all of the outstanding Debentures into Units at a price of $0.10 per Unit for the first two years from the date of issue; $0.11 per Unit for the third year from the date of issue; $0.12 per Unit for the fourth year from the date of issue; and $0.13 per Unit for the fifth year from the date of issue (a unit consists of one Common Share and one Share Purchase Warrant). At any time from the date of issue of the Debenture, and following conversion of the Debentures into Units, holders of the Share Purchase Warrants shall have the option to exercise the Share Purchase Warrants for Common shares of the Corporation at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the Debenture or $0.11 per Common Share if exercised in the second year from the date of issue of the Debenture. The Share Purchase Warrants shall expire on March 13, 2005.

At any time after two years from the date of issue, the Debenture shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Steven Groves, VP – Major Accounts
Voice: 877-525-6252 Ext. 300
Email: steve.groves@aloak.ca
